SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 22, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, September 22, 2026 – IRSA Inversiones y Representaciones S.A. (NYSE: IRS; ByMA: IRSA), informs that it has approved an additional investment of up to USD 4,000,000 (four million U.S. dollars), which may be contributed in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund comprising different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of IRSA.

This investment is intended to diversify a portion of the Company's liquidity into financial alternatives that may capture growth opportunities in emerging sectors of the Argentine economy, particularly in the precious metals and mining industries. Under the investment agreement, IRSA and/or its subsidiaries will not pay performance fees and will only bear the proportionate share of expenses corresponding to their participation in the fund.

The Audit Committee, having been consulted in accordance with Chapter III of the Rules of the Argentine Securities Commission (Comisión Nacional de Valores) and Section 110(h) of Capital Markets Law No. 26,831, issued an opinion stating that it had no objections to the transaction described above. Such opinion is available to shareholders at the Company's registered office.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
September 22, 2026		Responsible for the Relationship with the Markets